601 Lexington Avenue New York, New York 10022

Joshua Korff, P.C. To Call Writer Directly: (212) 446-4943 joshua.korff@kirkland.com	(212) 446-4800 www.kirkland.com	Facsimile: (212) 446-4900

March 10, 2014

VIA EDGAR and Hand Delivery

Mark P. Shuman

Branch Chief

United States Securities and Exchange Commission

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	GrubHub Seamless Inc. (now GrubHub Inc.)
Amendment No. 2 to Draft Registration Statement on Form S-1
Submitted on February 18, 2014
CIK No. 1594109
GrubHub Inc. (f/k/a GrubHub Seamless Inc.)
Registration Statement on Form S-1
Filed on February 28, 2014
File No. 333-194219

Dear Mr. Shuman:

On behalf of our client GrubHub Inc. (f/k/a GrubHub Seamless Inc.), a Delaware corporation (the “Company”), this letter sets forth the Company’s responses to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter dated March 7, 2014, to Margo Drucker, Vice President and General Counsel of the Company, with respect to Amendment No. 2 to the above-referenced Draft Registration Statement on Form S-1 and the above-referenced Registration Statement on Form S-1 (the “Registration Statement”).

The text of the Staff’s comments has been included in this letter for your convenience and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, we have also set forth the Company’s response to each of the numbered comments immediately below each numbered comment.

In addition, the Company has revised the Registration Statement in response to the Staff’s comments and is filing concurrently with this letter Amendment No. 1 to the Registration Statement (the “Amendment No. 1”), which reflects these revisions and updates and clarifies certain other information.

Chicago Hong Kong London Los Angeles Munich Palo Alto San Francisco Shanghai Washington, D.C.

March 10, 2014

Cover

1.	Staff’s Comment: We note that you have added five underwriters to the cover page. Please revise to identify only the lead or managing underwriters. Refer to Item 501(b)(8)(i) of Regulation S-K. You may present investment banking entities acting in other roles on the back cover page. Please supplementally tell us the nature of your contractual obligation with each underwriter and the specific duties being performed by each underwriter with respect to this offering.

Response: Item 501(b)(8) of Regulation S-K requires that the registrant include, on the outside front cover page of the prospectus, the “[n]ame(s) of the lead or managing underwriter(s).” The Company respectfully submits that the Company considers the named underwriters included on the cover page of the prospectus to be the managing underwriters of the transaction. Specifically, Citigroup Global Markets Inc. and Morgan Stanley & Co. LLC are acting as joint book-running managers and as representatives of the other underwriters in this offering. Allen & Company LLC is acting as a lead manager, and BMO Capital Markets Corp., Canaccord Genuity Inc., Raymond James & Associates, Inc. and William Blair & Company, L.L.C. are acting as co-managers in the offering.

While Citigroup Global Markets Inc. and Morgan Stanley & Co. LLC will act as the representatives of the other underwriters in the offering, the Company respectfully submits that the fact that an underwriter is not named as a “representative” does not bear on whether an underwriter not identified as a representative is nonetheless a “lead or managing underwriter” for purposes of the rules and regulations of the Commission. All of the named underwriters have been actively involved in the offering process, including, among other things, conducting due diligence. Together with the joint book-running managers, the lead manager and co-managers have and will continue to assist and consult with the Company on the preparation of the transaction documentation, including the registration statement and prospectus, and responding to the Staff’s comments thereon. Further, all named underwriters will market and sell the portion of shares of the Company’s common stock allotted to them under the underwriting agreement. As with each representative, each of the firms listed on the cover page of the prospectus that is not a representative has acted in this capacity.

March 10, 2014

In exchange for these services, the Company expects that these named underwriters will receive compensation proportionate to their respective roles as joint book-running managers, lead manager and co-managers. The Company respectfully submits that it is not unusual for underwriters with roles similar to those of Allen & Company LLC, BMO Capital Markets Corp., Canaccord Genuity Inc., Raymond James & Associates, Inc. and William Blair & Company, L.L.C. to be lead manager or co-managers, as the case may be, in an offering and therefore be listed on the cover of the prospectus.

The Company expects to enter into an underwriting agreement with Citigroup Global Markets Inc. and Morgan Stanley & Co. LLC, acting on behalf of themselves and as representatives of the other underwriters listed above, the form of which will be filed as an exhibit to the Registration Statement. As disclosed in the Registration Statement, the underwriting agreement provides that each of the underwriters will be obligated to purchase all the shares (other than those covered by the underwriters’ option to purchase additional shares described below) if they purchase any of the shares.

Dilution, page 41

2.	Staff’s Comment: We note that the calculation of net tangible book value includes intangible assets, such as goodwill and other intangible assets. Please revise your calculation to exclude intangible assets and update your disclosures accordingly. Refer to Item 506 of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 40 to exclude intangible assets from the calculation of net tangible book value.

3.	Staff’s Comment: Please revise the value of the total consideration and the average price per share paid by existing stockholders to reflect the effective cash cost to your officers, directors, promoters and affiliated persons in their acquisition of your common equity during the past five years. In this regard, we note you include the deemed value of the common stock, preferred stock and preferred units issued in connection with the merger, which includes items other than cash. Refer to Item 506 of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 41 to revise the value of the total consideration and the average price per share paid by existing stockholders to reflect the effective cash cost to the Company’s officers, directors, promoters and affiliated persons in their acquisition of the Company’s common equity during the past five years.

March 10, 2014

Management

Compensation Committee Interlocks and Insider Participation, page 87

4.	Staff’s Comment: Please tell us whether you had a compensation committee during the last completed fiscal year. Expand your disclosure to identify the persons required to be named by Item 407(e)(4) of Regulation S-K. To the extent you did not have a compensation committee, provide the information required under Item 407(e)(4)(ii).

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 86 to identify the compensation committee during the last completed fiscal year.

Executive Compensation

2013 Summary Compensation Table, page 90

5.	Staff’s Comment: We refer to footnote 2 of the summary compensation table and your disclosure that Mr. Zabusky was not granted any new option awards in 2013. On page 94, you disclose that Mr. Zabusky’s pre-merger options were substituted for options under the 2013 option plan and that the vesting schedule was accelerated. As it appears that terms of the pre-merger options, in addition to the exercise price, were modified, please tell us what consideration you have given to including the replacement options granted to Mr. Zabusky in the summary compensation table. Please also provide us with your analysis of whether the options in the merger for your other named executives must be included in the summary compensation table and revise accordingly. Refer to Item 402(n)(v) of Regulation S-K and note 217 of SEC Release No.33-8732A.

Response: The Company has revised the disclosure on pages 89, 90, 92, 93, 94 and 96 in response to the Staff’s comment to clarify that pre-merger options were not substituted with option awards under the 2013 Omnibus Incentive Plan (the “2013 Plan”). The value of the pre-merger options was not cancelled, and the options issued under the 2013 Plan assumed and replaced each of the pre-merger options with exercise prices and option numbers that maintained the value of the pre-merger options. In light of this and because the terms of the pre-merger options are the same as the terms of the replacement options under the 2013 Plan, the Company respectfully does not believe that the pre-merger options held by Mr. Zabusky or the other NEOs need to be included in the summary compensation table unless such options were originally granted in 2013. Further, the Company believes that including the value of pre-merger options granted prior to 2013 as compensation in 2013 would confuse investors. Any provisions with respect to the acceleration of options held by an NEO either upon a termination of employment or as a retention incentive is contained in each NEO’s employment agreement and described in Amendment No. 1. In that regard, the Company notes that the retention incentive with respect to Mr. Zabusky and Mr. Evans, whereby 25% of the options held by such executive that would have been unvested in August of 2014 accelerated on February of 2014, did not change the fair value of such options. Thus, while such acceleration is explained in the footnotes to the outstanding equity award table and the employment agreement narratives, there is no compensation to report in the summary compensation table with respect to such acceleration.

March 10, 2014

Shares Eligible for Future Sale

Lock-Up Agreements, page 108

6.	Staff’s Comment: State whether advance public notice will be provided in the event the lock-ups are released. Discuss briefly the circumstances in which advance notice would not be required.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that there are currently no understandings, implicit or explicit, or any present intent to release the lock-ups prior to the expiration of the lock-up period as described in the lock-up agreement. Citigroup Global Markets Inc. and Morgan Stanley & Co. LLC may, in their sole discretion, and with the Company’s consent, waive the lock-up restrictions at any time. In the event the lock-up restrictions are waived with respect to an officer or director of the Company, in accordance with FINRA Rule 5131, a press release will be issued announcing the waiver, at least two business days before it is effective. The Company has revised the disclosure on page 107 accordingly.

Item 15. Recent Sales of Unregistered Securities, page II-2

7.	Staff’s Comment: We refer to note 3 of the financial statements for GrubHub Inc. and the issuances of common stock and preferred stock. Please revise to include all securities issued in unregistered transactions by the registrant during the past three years, or advise. Refer to Item 701 of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page II-2 of Amendment No. 1 to include the issuances of common stock and preferred stock disclosed in note 3 of the financial statements for GrubHub Inc.

Item 16. Exhibits, page II-3

Exhibit 23.2

8.	Staff’s Comment: We note that the consent for the financial statements of GrubHub Holdings Inc. (f/k/a GrubHub Inc.) appears to refer to the incorrect report date. In this regard we note that the consent refers to the report dated February 10, 2014, however, the report is actually dated February 18, 2013. Please revise.

Response: The Company acknowledges the Staff’s comment and has revised the consent to reflect the correct date of the report.

March 10, 2014

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact me at (212) 446-4943 or my colleague Michael Kim at (212) 446-4746.

Sincerely,
/s/ Joshua N. Korff
Joshua N. Korff, Esq.

cc:	Margo Drucker, Esq.